Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

2015 Third Quarter Report

This announcement is made by China Life Insurance Company Limited pursuant to the inside information provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rules 13.09(2) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial data of the Company for the third quarter of 2015 have been prepared in accordance with the China Accounting Standards for Business Enterprises and are unaudited. Net profit attributable to equity holders of the Company and equity attributable to equity holders of the Company in the consolidated financial statements are identical to the relevant data under International Financial Reporting Standards.

1.	Important Notice

1.1	The Company’s Board of Directors, the Supervisory Committee, its Directors, Supervisors and Senior Management warrant that the information in this quarterly report is true, accurate and complete and contains no false representations, misleading statements or material omissions, and jointly and severally accept full legal responsibility.

1.2	Of the twelve Directors of the Company, ten attended the Board Meeting. Executive Directors Lin Dairen, Xu Hengping and Xu Haifeng, Non-executive Directors Zhang Xiangxian, Wang Sidong and Liu Jiade, and Independent Non-executive Directors Anthony Francis Neoh, Chang Tso Tung Stephen, Huang Yiping and Robinson Drake Pike attended the meeting. Chairman and Executive Director Yang Mingsheng could not attend the meeting due to other business, and gave written authorization to Executive Director Lin Dairen to act as proxy to chair and vote at the meeting. Non-executive Director Miao Jianmin could not attend the meeting due to other business, and gave written authorization to Non-executive Director Zhang Xiangxian to act as proxy to attend and vote at the meeting.

1.3	The Company’s 2015 third quarter financial report is unaudited.

1.4	Mr. Yang Mingsheng, Chairman of the Company, Mr. Yang Zheng, Vice President in charge of accounting affairs, Mr. Li Mingguang, Chief Actuary and Mr. Zheng Zhiwu, Head of the Accounting Department, confirm that the financial reports in this 2015 third quarter report are true, accurate and complete.

2.	Major Financial Data and the Particulars of Shareholders of the Company

2.1	Major financial data

(Currency: RMB)

	As at 30 September 2015	As at 31 December 2014	Increase/(decrease) compared to 31 December 2014
Total assets (million)	2,322,352	2,246,567	3.4%
Total equity holders’ equity (million)	298,789	284,121	5.2%
Equity holders’ equity per share (RMB per share)	10.57	10.05	5.2%

	For the nine months ended 30 September 2015	For the nine months ended 30 September 2014	Increase/(decrease) compared to the same period of 2014
Net cash flows from operating activities (million)	37,511	41,310	-9.2%
Net cash flows from operating activities per share (RMB per share)	1.33	1.46	-9.2%

	For the nine months ended 30 September 2015	For the nine months ended 30 September 2014	Increase/(decrease) compared to the same period of 2014
Operating income (million)	424,007	347,812	21.9%
Net profit attributable to equity holders of the Company (million)	33,837	27,553	22.8%
Net profit attributable to equity holders of the Company after deducting non-recurring items (million)	33,911	27,615	22.8%
Basic earnings per share (RMB per share)	1.20	0.97	22.8%
Basic earnings per share after deducting non-recurring items (RMB per share)	1.20	0.98	22.8%
Diluted earnings per share (RMB per share)	1.20	0.97	22.8%
Weighted average ROE (%)	11.67	11.50	An increase of 0.17 percentage points
Weighted average ROE after deducting non-recurring items (%)	11.70	11.53	An increase of 0.17 percentage points

Note:	Equity holders’ equity refers to equity attributable to equity holders of the Company, while net profit refers to net profit attributable to equity holders of the Company.

As at 30 September 2015, investment assets of the Company were RMB2,158,621 million. For the nine months ended 30 September 2015, the net investment yield was 4.41% (net investment income mainly includes interest income from debt securities and bank deposits, dividends from equity securities, interest income from loans and net income from investment properties, etc.), the gross investment yield was 6.88% (the gross investment yield = {[(Investment income – Share of profit of associates and joint ventures + Fair value gains/(losses) – Impairment losses of investment assets – Business tax and surcharges for investment + Total income from investment properties)/((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)]/273}×365), the surrender rate was 4.67%, and premiums earned was RMB305,032 million, an increase of 14.0%.

Non-recurring Items and Amount

RMB million

Non-recurring items	For the Reporting Period (from July to September)	For the nine months ended 30 September 2015
Gains/(losses) on disposal of non-current assets	23	42
Government subsidies included in current gains/(losses)	3	9
Net non-operating income and expenses other than those mentioned above	(61)	(147)
Effect of income tax	9	24
Attributable to non-controlling interests	(1)	(2)

Total	(27)	(74)

Note:	As an insurance company, investment (utilization of insurance funds) is one of the main businesses of the Company. Therefore, the non-recurring items do not include fair value gains/(losses) from financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss, as well as investment income from the disposal of financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss and available-for-sale financial assets.

2.2	Total number of shareholders and the particulars of top ten shareholders as at the end of the reporting period

Unit: Share

The total number of shareholders as at the end of the Reporting Period	Number of A shareholders: 156,318
	Number of H shareholders: 30,744

Particulars of the top ten shareholders
Name of shareholders	Nature of shareholder	Percentage of shareholding	Total number of shares	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	—	—
HKSCC Nominees Limited	Overseas legal person	25.88%	7,313,836,383	—	—
China Securities Finance Corporation Limited	State-owned legal person	1.92%	542,659,669	—	—
Central Huijin Investment Limited	State-owned legal person	0.42%	119,719,900	—	—
Industrial and Commercial Bank of China Limited – China Southern Flexible Allocation of Consumption and Vitality of Hybrid Securities Investment Fund	Other	0.16%	45,377,109	—	—
Hong Kong Securities Clearing Company Limited	Overseas legal person	0.14%	38,263,098	—	—
Bank of China – China Merchants Feng Qing Flexible Configuration Hybrid Securities Investment Fund	Other	0.09%	24,774,684	—	—
China National Nuclear Corporation	State-owned legal person	0.07%	20,000,000	—	—
China International Television Corporation	State-owned legal person	0.07%	18,452,300	—	—
Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Securities Investment Fund	Other	0.05%	12,790,929	—	—

Details of shareholders

1.      HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

2.      Both Industrial and Commercial Bank of China Limited – China Southern Flexible Allocation of Consumption and Vitality of Hybrid Securities Investment Fund and Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Securities Investment Fund have Industrial and Commercial Bank of China Limited as their bank depository. Save as disclosed above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

2.3	Total number of preference share holders, top ten preference share holders, and the particulars of top ten preference share holders with no selling restrictions as at the end of the reporting period

☐  Applicable                     ☒  Not applicable

3.	Significant Events

3.1	Particulars of and reasons for changes in major accounting items and financial indicators of the Company

☒  Applicable                     ☐  Not applicable

(1)	Changes in key financial indicators and their reasons

				RMB million
Key financial indicators	As at 30 September 2015	As at 31 December 2014	Increase/ (decrease)	Main reasons
Total assets	2,322,352	2,246,567	3.4%	Accumulation of insurance business assets and investment assets
Total liabilities	2,020,010	1,959,236	3.1%	Increase in insurance reserves
Total equity holders’ equity	298,789	284,121	5.2%	The impact of increasing of net profit and issuing the equity instruments during the Reporting Period

				RMB million
Key financial indicators	For the nine months ended 30 September 2015	For the nine months ended 30 September 2014	Increase/ (decrease)	Main reasons
Operating profit	44,493	34,565	28.7%	Increase in investment income and business development
Net profit attributable to equity holders of the Company	33,837	27,553	22.8%	Increase in investment income and business development

(2)	Material changes in major accounting items and their reasons

RMB million

Key financial indicators	As at 30 September 2015	As at 31 December 2014	Increase/ (decrease)	Main reasons
Cash fund	70,475	47,132	49.5%	The needs for liquidity management
Reserves for long-term health insurance	39,782	29,930	32.9%	Increase in long-term health insurance business

				RMB million
Key financial indicators	For the nine months ended 30 September 2015	For the nine months ended 30 September 2014	Increase/ (decrease)	Main reasons
Investment income	121,810	76,442	59.3%	Increase in spread income of equity investment
Policyholder dividends resulting from participation in profits	27,141	15,591	74.1%	Increase in investment yields for the participating products
Underwriting and policy acquisition costs	27,381	20,612	32.8%	The growth of the Company’s business, especially the rapidly increase of the first- year regular premiums

3.2	Explanation and analysis of significant events and their impacts and solutions

☐  Applicable                    ☒  Not applicable

3.3	Implementation of undertakings by the Company or shareholders holding more than 5% of the share capital of the Company

☒  Applicable                     ☐  Not applicable

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by China Life Insurance (Group) Company (the “CLIC”) into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within one year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period, CLIC would bear any potential losses to the Company in relation thereto.

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

The Company’s Shenzhen Branch and the other co-owners of the properties have issued a letter to the governing department of the original owner of the properties in respect of the confirmation of ownership of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”), and requesting the SASAC to confirm the respective shares of each co-owner in the properties and to issue written documents in this regard to the department of land and resources of Shenzhen, so as to assist the Company and the other co-owners to complete the formalities in relation to the division of ownership of the properties.

Given that the change of ownership of the above two properties and related land use rights were directed by the co-owners, and all formalities in relation to the change of ownership were proceeded slowly due to reasons such as issues rooted in history and government approvals, CLIC, the controlling shareholder of the Company, made further commitment as follows: CLIC will assist the Company in completing, and urge the co-owners to complete the formalities in relation to the change of ownership in respect of the above two properties and related land use rights as soon as possible. If the formalities cannot be completed due to the reasons of the co-owners, CLIC will take any other legally practicable measures to resolve the issue and will bear any potential losses suffered by the Company as a result of the defective ownership.

3.4	Warnings and explanation for any forecasted losses or significant changes (as compared to the same period of last year) in accumulated net profit from the beginning of the year to the end of the next reporting period

☐  Applicable                     ☒  Not applicable

This announcement is published in both Chinese and English languages. The Chinese version announcement shall prevail.

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong, Liu Jiade
Independent non-executive Directors:	Anthony Francis Neoh, Chang Tso Tung Stephen,
Huang Yiping, Robinson Drake Pike

Hong Kong, 28 October 2015

4.	Appendix

4.1	Balance sheet as at 30 September 2015 (unaudited)

RMB million (Unless otherwise stated)

	As at 30 September 2015 Group	As at 31 December 2014 Group	As at 30 September 2015 Company	As at 31 December 2014 Company
ASSETS

Assets
Cash fund	70,475	47,132	69,403	42,977
Financial assets at fair value through profit or loss	47,026	53,041	46,487	38,811
Securities purchased under agreements to resell	19,807	11,922	19,797	11,838
Interest receivables	52,915	44,344	52,763	43,976
Premiums receivables	21,504	11,166	21,504	11,166
Receivables from reinsurers	45	20	45	20
Unearned premium reserves receivable from reinsurers	96	65	96	65
Claim reserves receivable from reinsurers	42	39	42	39
Reserves for life insurance receivables from reinsurers	38	21	38	21
Reserves for long-term health insurance receivables from reinsurers	1,128	887	1,128	887
Other receivables	7,056	10,270	6,493	9,224
Loans	195,169	166,453	193,664	165,913
Term deposits	584,351	690,156	582,852	685,471
Available-for-sale financial assets	729,077	607,531	725,777	605,245
Held-to-maturity investments	505,135	517,283	504,567	516,710
Long-term equity investments	46,383	44,390	48,654	53,617
Statutory deposits	6,333	6,153	5,653	5,653
Investment properties	1,248	1,283	1,309	1,345
Constructions in progress	7,256	6,333	7,236	6,332
Fixed assets	17,904	18,712	17,373	18,157
Intangible assets	6,211	6,350	5,932	6,063
Other assets	3,140	2,995	3,132	2,990
Separate account assets	13	21	13	21

Total Assets	2,322,352	2,246,567	2,313,958	2,226,541

Yang Mingsheng	Yang Zheng	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Accounting Department

4.1	Balance sheet as at 30 September 2015 (unaudited) (continued)

RMB million (Unless otherwise stated)

	As at 30 September 2015 Group	As at 31 December 2014 Group	As at 30 September 2015 Company	As at 31 December 2014 Company
LIABILITIES AND EQUITY

Liabilities
Financial liabilities at fair value through profit or loss	160	10,890	—	—
Securities sold under agreements to repurchase	295	46,089	180	44,538
Premiums received in advance	1,933	15,850	1,933	15,850
Brokerage and commission payable	2,750	1,919	2,750	1,919
Reinsurance payable	362	64	362	64
Salary and welfare payable	3,436	5,614	2,864	5,031
Taxes payable	3,737	769	3,644	693
Claims payable	29,125	25,617	29,125	25,617
Policyholder dividends payable	86,135	74,745	86,135	74,745
Other payables	3,939	4,167	4,009	4,149
Policyholder deposits	82,648	72,254	82,648	72,254
Unearned premium reserves	12,002	7,230	12,002	7,230
Claim reserves	8,566	7,316	8,566	7,316
Reserves for life insurance	1,652,658	1,558,970	1,652,658	1,558,970
Reserves for long-term health insurance	39,782	29,930	39,782	29,930
Long-term borrowings	2,650	2,623	—	—
Bonds payable	67,993	67,989	67,993	67,989
Deferred tax liabilities	11,451	19,375	11,506	19,443
Other liabilities	10,375	7,804	10,347	7,798
Separate account liabilities	13	21	13	21

Total liabilities	2,020,010	1,959,236	2,016,517	1,943,557

Equity
Share capital	28,265	28,265	28,265	28,265
Other equity instruments	7,791	—	7,791	—
Capital reserve	54,665	54,678	54,008	54,021
Accumulated other comprehensive income	7,425	23,066	7,627	23,336
Surplus reserve	49,588	46,428	49,540	46,380
General reserve	21,798	21,747	21,589	21,589
Retained earnings	129,257	109,937	128,621	109,393

Attributable to equity holders of the Company	298,789	284,121	297,441	282,984

Non-controlling interests	3,553	3,210	—	—

Total equity	302,342	287,331	297,441	282,984

Total liabilities and equity	2,322,352	2,246,567	2,313,958	2,226,541

Yang Mingsheng	Yang Zheng	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Accounting Department

4.2	Income statement for the third quarter of 2015 (unaudited)

RMB million (Unless otherwise stated)

		For the nine months ended 30 September		For the nine months ended 30 September
		2015 Group	2014 Group	2015 Company	2014 Company

1.	Operating income	424,007	347,812	423,034	347,055
	Premiums earned	305,032	267,458	305,032	267,458
	Premium income	310,460	271,358	310,460	271,358
	Including: Reinsurance premium income	1	5	1	5
	Less: Premiums ceded to reinsurers	(687)	(410)	(687)	(410)
	Change in unearned premium reserves	(4,741)	(3,490)	(4,741)	(3,490)
	Investment income	121,810	76,442	121,719	76,317
	Including: Share of profit of associates and joint ventures	2,283	2,907	2,189	2,871
	Fair value gains/(losses)	(6,511)	1,006	(6,513)	1,009
	Foreign exchange gains	470	219	440	94
	Other operating income	3,206	2,687	2,356	2,177

2.	Operating expenses	(379,514)	(313,247)	(379,253)	(313,128)
	Surrenders	(87,407)	(82,645)	(87,407)	(82,645)
	Claims expense	(103,296)	(88,614)	(103,296)	(88,614)
	Less: claims recoverable from reinsurers	264	242	264	242
	Increase in insurance contracts reserve	(104,764)	(80,351)	(104,764)	(80,351)
	Less: Insurance reserves recoverable from reinsurers	261	15	261	15
	Policyholder dividends resulting from participation in profits	(27,141)	(15,591)	(27,141)	(15,591)
	Business tax and surcharges	(4,227)	(1,174)	(4,131)	(1,105)
	Underwriting and policy acquisition costs	(27,381)	(20,612)	(27,381)	(20,610)
	Administrative expenses	(18,161)	(16,858)	(17,338)	(16,158)
	Less: Expenses recoverable from reinsurers	104	70	104	70
	Other operating expenses	(7,445)	(6,594)	(8,103)	(7,246)
	Impairment losses	(321)	(1,135)	(321)	(1,135)

3.	Operating profit	44,493	34,565	43,781	33,927

	Add: Non-operating income	77	38	72	37
	Less: Non-operating expenses	(173)	(121)	(173)	(121)

4.	Net profit before income tax	44,397	34,482	43,680	33,843

	Less: Income tax expenses	(10,199)	(6,702)	(9,986)	(6,533)

5.	Net profit	34,198	27,780	33,694	27,310

Yang Mingsheng	Yang Zheng	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Accounting Department

4.2	Income statement for the third quarter of 2015 (unaudited) (continued)

RMB million (Unless otherwise stated)

		For the nine months ended 30 September		For the nine months ended 30 September
		2015 Group	2014 Group	2015 Company	2014 Company

6.	Attributable to:
	– equity holders of the Company	33,837	27,553
	– non-controlling interests	361	227

7.	Earnings per share
	Basic earnings per share	RMB1.20	RMB0.97
	Diluted earnings per share	RMB1.20	RMB0.97

8.	Other Comprehensive income	(15,624)	18,528	(15,709)	18,441
	Other comprehensive income attributable to equity holders of the Company (net of tax)	(15,641)	18,493	(15,709)	18,441
	Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax)	(15,641)	18,493	(15,709)	18,441
	Fair value gains/(losses) on available-for-sale financial assets	6,743	20,537	6,677	20,505
	Less: Amount transferred to net profit from other comprehensive income	(26,384)	(2,031)	(26,338)	(2,051)
	Portion of fair value changes on available-for-sale financial assets attributable to participating policyholders	3,973	(397)	3,973	(397)
	Share of other comprehensive income of associates and joint ventures under the equity method	27	384	(21)	384
	Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax)	—	—	—	—
	Other comprehensive income attributable to non-controlling interests (net of tax)	17	35

9.	Total Comprehensive income	18,574	46,308	17,985	45,751

	Attributable to equity holders of the Company	18,196	46,046
	Attributable to non-controlling interests	378	262

Yang Mingsheng	Yang Zheng	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Accounting Department

4.2	Income statement for the third quarter of 2015 (unaudited) (continued)

RMB million (Unless otherwise stated)

		For the three months ended 30 September		For the three months ended 30 September
		2015 Group	2014 Group	2015 Company	2014 Company

1.	Operating income	90,596	104,072	90,320	103,640
	Premiums earned	75,672	73,683	75,672	73,683
	Premium income	76,162	74,108	76,162	74,108
	Including: Reinsurance premium income	—	2	—	2
	Less: Premiums ceded to reinsurers	(289)	(151)	(289)	(151)
	Change in unearned premium reserves	(201)	(274)	(201)	(274)
	Investment income	18,226	28,986	18,821	28,884
	Including: Share of profit of associates and joint ventures	138	866	106	836
	Fair value gains/(losses)	(4,966)	394	(5,442)	394
	Foreign exchange gains	515	145	458	5
	Other operating income	1,149	864	811	674

2.	Operating expenses	(87,402)	(92,423)	(87,328)	(92,356)
	Surrenders	(15,626)	(27,065)	(15,626)	(27,065)
	Claims expense Less:	(30,042)	(23,782)	(30,042)	(23,782)
	Claims recoverable from reinsurers	61	101	61	101
	Increase in insurance contracts reserve	(27,415)	(19,843)	(27,415)	(19,843)
	Less: Insurance reserves recoverable from reinsurers	160	18	160	18
	Policyholder dividends resulting from participation in profits	2,429	(6,379)	2,429	(6,379)
	Business tax and surcharges	(471)	(374)	(433)	(350)
	Underwriting and policy acquisition costs	(7,872)	(6,477)	(7,872)	(6,477)
	Administrative expenses	(5,902)	(5,596)	(5,626)	(5,350)
	Less: Expenses recoverable from reinsurers	18	11	18	11
	Other operating expenses	(2,459)	(2,558)	(2,699)	(2,761)
	Impairment losses	(283)	(479)	(283)	(479)

3.	Operating profit	3,194	11,649	2,992	11,284

	Add: Non-operating income	33	9	31	8
	Less: Non-operating expenses	(68)	(40)	(68)	(40)

4.	Net profit before income tax	3,159	11,618	2,955	11,252

	Less: Income tax expenses	(695)	(2,392)	(634)	(2,327)

5.	Net profit	2,464	9,226	2,321	8,925

Yang Mingsheng	Yang Zheng	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Accounting Department

4.2	Income statement for the third quarter of 2015 (unaudited) (continued)

RMB million (Unless otherwise stated)

		For the three months ended 30 September		For the three months ended 30 September
		2015 Group	2014 Group	2015 Company	2014 Company

6.	Attributable to:
	– equity holders of the Company	2,348	9,146
	– non-controlling interests	116	80

7.	Earnings per share
	Basic earnings per share	RMB0.09	RMB0.32
	Diluted earnings per share	RMB0.09	RMB0.32

8.	Other Comprehensive income	(22,312)	8,176	(22,323)	8,151
	Other comprehensive income attributable to equity holders of the Company (net of tax)	(22,320)	8,166	(22,323)	8,151
	Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax)	(22,320)	8,166	(22,323)	8,151
	Fair value gains/(losses) on available-for-sale financial assets	(34,046)	10,689	(34,034)	10,686
	Less: Amount transferred to net profit from other comprehensive income	2,339	(2,225)	2,322	(2,237)
	Portion of fair value changes on available-for-sale financial assets attributable to participating policyholders	9,611	(397)	9,611	(397)
	Share of other comprehensive income of associates and joint ventures under the equity method	(224)	99	(222)	99
	Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax)	—	—	—	—
	Other comprehensive income attributable to non-controlling interests (net of tax)	8	10

9.	Total Comprehensive income	(19,848)	17,402	(20,002)	17,076

	Attributable to equity holders of the Company	(19,972)	17,312
	Attributable to non-controlling interests	124	90

Yang Mingsheng	Yang Zheng	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Accounting Department

4.3	Cash flow statement for the third quarter of 2015 (unaudited)

RMB million (Unless otherwise stated)

		For the nine months ended 30 September		For the nine months ended 30 September
		2015 Group	2014 Group	2015 Company	2014 Company

1.	Cash flows from operating activities
	Premiums received	285,810	257,992	285,810	257,992
	Net increase in policyholder deposits	10,682	4,352	10,682	4,352
	Net cash received from financial liabilities at fair value through profit or loss	160	—	—	—
	Cash received from other operating activities	3,337	2,607	2,359	2,153

	Sub-total of cash inflows from operating activities	299,989	264,951	298,851	264,497

	Cash paid for claims	(187,195)	(169,279)	(187,195)	(169,279)
	Net cash paid for reinsurance business	(46)	(93)	(46)	(93)
	Cash paid for brokerage and commission fees	(26,550)	(19,823)	(26,550)	(19,823)
	Cash paid for policyholder dividends	(10,428)	(8,765)	(10,428)	(8,765)
	Cash paid to and for employees	(11,309)	(10,490)	(10,823)	(10,101)
	Net cash paid for financial assets at fair value through profit or loss	(2,989)	(1,899)	(2,731)	(1,698)
	Cash paid for taxes and surcharges	(13,229)	(2,030)	(12,863)	(1,792)
	Cash paid for other operating activities	(10,732)	(11,262)	(11,807)	(11,541)

	Sub-total of cash outflows from operating activities	(262,478)	(223,641)	(262,443)	(223,092)

	Net cash flows from operating activities	37,511	41,310	36,408	41,405

Yang Mingsheng	Yang Zheng	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Accounting Department

4.3	Cash flow statement for the third quarter of 2015 (unaudited) (continued)

RMB million (Unless otherwise stated)

		For the nine months ended 30 September		For the nine months ended 30 September
		2015 Group	2014 Group	2015 Company	2014 Company

2.	Cash flows from investing activities
	Cash received from sales and redemption of investments	584,551	304,246	580,856	302,500
	Cash received from investment income	68,615	53,773	68,414	53,645
	Net cash received from disposals of fixed assets, intangible assets and other long-term assets	76	175	76	175
	Net cash received from securities purchased under agreements to resell	—	1,464	—	1,462
	Net cash received from the disposal of subsidiaries and other business units	3,859	—	5,550	—

	Sub-total of cash inflows from investing activities	657,101	359,658	654,896	357,782

	Cash paid for investments	(601,886)	(378,137)	(596,907)	(373,162)
	Net increase in policy loans	(8,767)	(9,742)	(8,767)	(9,742)
	Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(1,876)	(2,646)	(1,834)	(2,613)
	Net cash paid for securities purchased under agreements to resell	(7,885)	—	(7,959)	—

	Sub-total of cash outflows from investing activities	(620,414)	(390,525)	(615,467)	(385,517)

	Net cash flows from investing activities	36,687	(30,867)	39,429	(27,735)

Yang Mingsheng	Yang Zheng	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Accounting Department

4.3	Cash flow statement for the third quarter of 2015 (unaudited) (continued)

RMB million (Unless otherwise stated)

		For the nine months ended 30 September		For the nine months ended 30 September
		2015 Group	2014 Group	2015 Company	2014 Company

3.	Cash flows from financing activities
	Cash received from investors	82	—	—	—
	Including: Capital injected into a subsidiary by non-controlling interests	82	—	—	—
	Cash received from issuing other equity instruments	7,791	—	7,791	—
	Cash received from borrowings	—	2,881	—	—
	Net cash received from securities sold under agreements to repurchase	—	31,678	—	31,799

	Sub-total of cash inflows from financing activities	7,873	34,559	7,791	31,799

	Net cash paid for securities sold under agreements to repurchase	(45,794)	—	(44,358)	—
	Cash paid for dividends and interests	(13,405)	(10,730)	(13,236)	(10,590)

	Sub-total of cash outflows from financing activities	(59,199)	(10,730)	(57,594)	(10,590)

	Net cash flows from financing activities	(51,326)	23,829	(49,803)	21,209

4.	Effect of changes in foreign exchange rate on cash and cash equivalents	397	21	392	13

5.	Net increase/(decrease) in cash and cash equivalents	23,269	34,293	26,426	34,892

	Add: Opening balance of cash and cash equivalents	47,034	21,330	42,984	20,395

6.	Closing balance of cash and cash equivalents	70,303	55,623	69,410	55,287

Yang Mingsheng	Yang Zheng	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Accounting Department